UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2020 (Report No. 2)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Termination of Previously Reported Private Placement

As previously reported, on June 29, 2020, Therapix Biosciences Ltd. (the “Company”) entered into definitive agreements (the “Purchase Agreements”) with several accredited and institutional investors (the “Purchasers”) providing for the issuance of an aggregate of 5.2 million American Depositary Shares (the “ADSs”) at a purchase price of $0.50 per ADS, and warrants to purchase up to 2.6 million ADSs (the “Warrants,” and together with the ADSs, the “Securities”) in a private placement (the “Private Placement”).

On July 1, 2020, the Company entered into a Termination and Mutual Release Agreement with a majority of the contemplated Purchasers, thereby amending the Purchase Agreements such that the Private Placement was terminated. Accordingly, the Purchase Agreements shall have no further effect on the Company or the Purchasers and no securities will be offered in connection with the contemplated Private Placement.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.

Date: July 2, 2020	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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